umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

Brussels, June 21, 2004
LegalCorp 39/2004

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following document :

- the press release issued on June 3, 2004 entitled: "Umicore completes €450 million credit facility"
- the press release issued on June 18, 2004 entitled: "Umicore makes upward revision to 2004 earnings expectations".

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

dw 7/2

umicore

Press release

3 June 2004

Umicore completes €450 million credit facility

Umicore is pleased to announce the completion of a €450 million revolving credit facility arranged through a syndicate of sixteen banks. The facility has a term of five years.

Umicore decided to increase the amount of this credit facility from an initial level of €350 million as a result of the combination of favourable loan conditions and the high level of interest shown by the banking sector. For several of the banks this loan arrangement marked a first participation in a Umicore financing operation.

The credit facility will be used primarily to complete the refinancing of the bridge loan set up for the acquisition of PMG in 2003.

The banks participating are (in alphabetical order by category):

Mandated Lead Arrangers:	Lead Arrangers:	Arrangers:
Commerzbank	ABN Amro	Banque LB Lux
Fortis Bank	BNP Paribas	Calyon
HSBC CCF	Dexia Bank	Deutsche Bank
KBC Bank	ING	Dresdner Bank
	Lloyds TSB	
	Rabobank	
	Royal Bank of Scotland	
	Société Générale	

For more information:
n.v. Umicore s.a.:
Investor Relations: *Ms Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com
Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.

Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

18 June 2004

Umicore makes upward revision to 2004 earnings expectations

In view of the continued strong performance across its various businesses, Umicore has revised its expectations for full year recurring EBIT to between €260 million and €275 million before goodwill amortization for 2004. This compares with the previously expressed expectation of €245 million to €260 million and an actual recurring EBIT for 2003 of €146 million.

As far as non-recurring items are concerned, it is probable that Umicore will make a provision in the June 30th accounts for a substantial portion of the €12.5 million loan to Kovanco, the controlling shareholder of Lamitref Industries.

Partial hedging of zinc exposure for 2005

Consistent with its hedging policy, which aims to protect future earnings and cash flows, Umicore has taken advantage of higher zinc prices in recent weeks to hedge about 40% of its zinc price exposure for 2005 at an average forward price of $1,140 per tonne. By also hedging the projected dollar earnings from this operation Umicore's currency hedging position now covers half of the US dollar exposure for 2005 at an average rate of 1.11 USD / EUR.

Dr Uwe-Ernst Bufe appointed to Umicore's Board of Directors

Umicore is pleased to announce the election of Dr. Uwe-Ernst Bufe to its Board of Directors. Dr. Bufe will fill the mandate left vacant since the resignation of Mr J-P Standaert.

Dr. Bufe is a highly respected industrialist, and will be able in particular to contribute his extensive experience in the international chemical industry to the Board.

Dr. Bufe is currently Chairman of the Supervisory Board of UBS Investment Bank AG, Frankfurt, and sits on a various other boards, including those of Solvay and Akzo Nobel.

For more information:
n.v. Umicore s.a.:
***Investor Relations**: Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
***Press**: Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais · B-1000 Brussels, Belgium · www.umicore.com
Phone +32 2 227 70 67 · Fax +32 2 227 79 03 · e-mail info@umicore.com
BTW BE401 574 852 · Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
Phone +32 2 227 70 67
Fax +32 2 227 79 03
e-mail info@umicore.com
BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels